Robert J. Ingato Executive Vice President General Counsel and Corporate Secretary

October 29, 2007

Via EDGAR and Federal Express

Ms. Kathleen Krebs
Special Counsel
Mail Stop 3720
Division of Corporation Finance
The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Tel: (202) 551-3350
Fax: (202) 772-9205

CIT Group Inc.
Definitive Schedule 14A
Filed April 4, 2007
File No. 1-31369

Dear Ms. Krebs:

        Please find below the responses of CIT Group Inc. (the “Company” or “CIT”) to the comments (the “Comments”) of the staff of the Division of Corporate Finance (the “Division”) of the Securities and Exchange Commission (the “Commission”), dated September 27, 2007, which relate to the Company’s Definitive Proxy Statement filed on April 4, 2007 (the “Proxy Statement”). The responses are provided below in the same order as the Division’s Comments.

Election of Directors, page 5

1.	We note that, regarding Susan Lyne, you have not included the additional disclosure specified in Regulation S-K Item 407(c)(2)(vii) regarding nominees for director that at the time of their nomination are not directors standing for re-election or are executive officers. Please include this disclosure for future nominees in similar situations, to the extent applicable. See Question 3.02 of Item 407 Compliance Disclosure and Interpretations available on our website.

CIT Group Inc. 505 Fifth Avenue New York, NY 10017 t: 212.771.9402 f: 212.771.9405	One CIT Drive Livingston, NJ 07039 t: 973.740.5664 f: 973.740.5264

        In future proxy statements, CIT will include the additional disclosure specified in Regulation S-K Item 407(c)(2)(vii) for director nominees who, at the time of their nomination, are not directors standing for re-election or are executive officers.

Board Committees, page 9

2.	Please disclose more specifically the role of your compensation consultant in your compensation processes and decisions. For example, disclose the material elements of the instructions or directions you provided the consultant with respect to the performance of its duties and discuss the extent to which the consultant conferred with your chief executive officer. See Regulation S-K Item 407(e)(3)(iii). Also, please disclose more specifically the “additional services” referenced on page 10 that the consultant provides and the persons who receive those services.

        The Compensation Committee retained the services of Towers Perrin in fiscal 2006 to provide various advisory services in the course of fulfilling the Committee’s responsibilities under its Charter, which includes determination of executive and director compensation. No specific instructions or directions were provided to Towers Perrin regarding the performance of their duties.

        The Compensation Committee has authorized Towers Perrin to interact with CIT’s management to obtain or confirm information, as needed, on behalf of the Compensation Committee. In 2006, Towers Perrin met once with CIT’s Chief Executive Officer to understand his philosophy on executive pay.

        While the Compensation Committee allows Towers Perrin to provide additional services for the Company, subject to the Compensation Committee’s prior approval pursuant to Section IV(K)(2) of the Compensation Committee’s Charter, no such additional services were provided in 2006.

Compensation Discussion and Analysis, page 14

Principles We Applied in 2006, page 15

3.	Please specify the “overall market” you are referring to on page 15 in your discussion of the importance of cash incentive and equity awards.

        The Compensation Committee considers compensation data from general financial services industry surveys, in addition to information from our identified peer group companies, to understand how our efforts to link pay with performance compares with companies in the broader financial services sector. The overall market we refer to is comprised of the companies that participate in surveys conducted by independent third-party data providers. The companies included in these surveys are listed in our response to comment 11.

Significant Actions in 2006, page 15

4.	We note your establishment of the executive incentive plan and the long-term incentive compensation plan during 2006. Please disclose why, in light of the other elements of compensation afforded to the named executive officers, the committee determined to provide this additional element. See Regulation S-K Items 402(b)(1)(iv) and (vi).

        The Company’s Executive Incentive Plan (“EIP”) and Long-Term Incentive Plan (“LTIP”) were each established in 2006 to replace prior plans of the Company (the Company’s Annual Bonus Plan as applied to our executive officers, and Long-Term Equity Compensation Plan, respectively). The EIP is the Company’s annual incentive bonus plan for our executive officers and was adopted by the Board and approved by shareholders in order to preserve the Company’s tax deduction for annual compensation paid to named executive officers. Executive officers who participate in the EIP are not eligible to participate in the Annual Bonus Plan. The LTIP is the Company’s long-term compensation plan, and the forms of incentives provided under the LTIP are consistent with the forms described in the Company’s Definitive Proxy Statement filed in 2006. Thus, amounts payable under the two plans do not represent additional elements of compensation provided to the named executive officers in 2006.

Components of 2006 Compensation, page 16

5.	Explain what you mean on page 16 by “Our management proposed adjustments to the results, in order to reflect its final assessment of absolute and relative value creation.” Please use quantification in your revised disclosure.

        Our management uses certain financial measures that do not conform to generally accepted accounting principles (“GAAP”) to, among other things, determine amounts awarded under certain compensation programs. During 2006, Total Compensation for each of our executive officers was determined based on net income, as adjusted for non-GAAP financial measures, of $974.6 million. This amount is $41.2 million (approximately 4%) lower than reported net income of $1,015.8 million. For 2006, by using the net income as adjusted for non-GAAP financial measures as described above, the aggregate incentive pool for our Named Executive Officers was 1.4% lower than what the resulting pool would have been based on reported net income. A reconciliation to the non-GAAP financial measures applicable to 2006 operating results appears on page 55 of our 2006 Annual Report on Form 10-K. As indicated in the footnote to the aforementioned reconciliation, the adjustments for noteworthy items reflected in the non-GAAP financial measures were based on management’s view of incentive funding based on core versus non-core net income components for the year. Adjustments for noteworthy items in 2006 were approved by the Board and the Compensation Committee.

6.	You state on page 17 that “[t]he percentage of incentives delivered in cash versus equity awards is in relation to the executive officer’s responsibilities, the positioning against benchmarking data, and [y]our approach of allocating more of the overall compensation package to long-term incentives.” You also state on page 18 that the “Compensation Committee allocated a portion of the dollar value of each Named Executive Officer’s Total Compensation in 2006 to stock option grants.” Disclose more specifically how the committee’s consideration of these factors leads to more or less of one element of pay, such as cash, as opposed to other elements of pay, such as stock options or performance shares, to a named executive officer. See Regulation S-K Item 402(b)(2)(ii).

        As part of our overall philosophy, we generally seek to position our executive officers with a relatively higher mix of equity versus cash than the market. This position is consistent with our view that our executive officers, as a group, have more significant responsibilities setting overall CIT business strategy than is typical of market peers with similar roles. Additionally, the relatively higher mix of equity versus cash incentives is designed to strengthen alignment with shareholder value creation.

        The focus of our pay practices during 2006 was to determine the overall Total Compensation value awarded to our executive officers based on financial performance against market-based guidelines established at the start of the year that reflected each executive’s position and level of responsibilities. The primary consideration, within this context, is to further increase the weighting towards equity where financial performance is poor or below expectations. Exceptional performance would typically not result in a reduction in the weighting of Total Compensation towards equity. Any increase to the equity weighting of Total Compensation would result in an equal and offsetting decrease to the cash weighting. For 2006, the Compensation Committee did not materially adjust the weighting between the cash and equity components of Total Compensation from the relevant Total Compensation guideline for each executive officer. Additionally, the allocation of the equity component of Total Compensation for each executive was consistent with our philosophy to award 60% in the form of performance shares and the remainder in the form of stock options.

7.	On page 17 you disclose the kinds of “[s]ubjective assessments of individual performance” that you consider in determining a named executive officer’s compensation. For each named executive officer, please disclose the performance targets for these measures. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for such conclusion. Also disclose how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance targets. General statements regarding the level of difficulty or ease associated with achieving the targets are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target and threshold levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. To the extent the targets are not stated in quantitative terms, explain how you determine the officer’s achievement levels for that performance measure.

The non-financial objectives for 2006 are not stated in quantitative terms, and a particular weighting is not assigned to any one factor. The individual objectives for each of our non-CEO named executive officers collectively align with those of our CEO, as follows:

Objective	Peek	Leone	Hallman	Marsiello	Wolfert

Business Development
• Continued Non-US Expansion	X	X	X	X	X
• Completed build out of sales organization	X				X
• Build-out of CIT Bank as alternative funding source	X	X		X
• Build credit structures for new initiatives	X	X		X
• Increased vendor marquee relationships	X		X
• Drive growth through investment in new / high-growth markets	X	X			X
• Reposition franchise relative to market (branding strategy)	X		X		X

Cross-Selling Initiatives
• Increase internal awareness, understanding and communication across CIT’s business portfolio	X	X	X	X	X

Teamwork
• Transition compensation model to further drive pay for performance measured by CIT, segment, business and individual performance	X	X	X	X	X

Talent Management and Development
• Continued enhancement of leadership team	X	X	X	X	X
• Implement enhanced succession planning and leadership development process	X	X	X	X	X
• Increase level of skills training to enhance organization capabilities	X	X	X	X	X

The non-financial objectives above are not established in terms of how difficult or easy they are to attain. Rather, these non-financial objectives are taken into account in assessing the overall quality of the individual’s performance in relationship to the Company’s financial performance and the implementation of the Company’s business strategy. Subjective factors are applied only to determine the Total Compensation awarded to an individual for the current year, and do not affect the amount paid under awards made in a prior year. At the end of 2006, it was determined by the CEO for each non-CEO named executive officer, and by the Compensation Committee in the case of the CEO, that each non-financial objective above was attained and, therefore, that no adjustment was required to Total Compensation for any named executive officer.

8.	Throughout your Compensation Discussion and Analysis and as to each compensation element, disclose how you arrived at and why you paid each of the particular levels and forms of compensation for each named executive officer. For example, you state on pages 18 and 19 that Jeffrey Peek received a notably greater number of option grants and performance shares than the other officers based on 2006 company and individual performance and that the compensation committee granted restricted stock units only to him over the past two years. In your Compensation Discussion and Analysis, please disclose in more detail the committee’s consideration of his individual performance and how that resulted in the different level of compensation for him compared to the others.

Also, clarify whether unique circumstances for the relevant performance period led to the difference in treatment for Mr. Peek or whether the variation reflects ongoing material differences in your policy or decision-making regarding his particular potential compensation. See Section II.B.l of Securities Act Release No. 33-8732A.

        Our Total Compensation approach centers on the overall, combined value of the compensation elements awarded to our executives. Positioning against our peer group market reference ensures that we established competitive Total Compensation guidelines for each executive officer at the start of 2006. Actual grants for 2006 reflect these guidelines after assessment of performance at year-end.

        A consistent methodology for allocating the incentive portion of Total Compensation value between cash and equity components was applied to each of our named executive officers. The number of stock options and performance shares awarded is a function of the portion of Total Compensation allocated to equity, reflecting market-based guidelines established at the start of the year and our stated objective to achieve a relatively higher mix of equity versus cash than the market.

        The Compensation Committee believes that performance shares that are linked with long-term financial metrics, such as EPS growth and ROE, provide a strong and direct link with long-term shareholder value creation. Additionally, performance shares are an efficient means to tie company performance with executive compensation because relatively fewer shares are used than with stock options alone, and promote retention of executives by focusing on performance over a future performance period. However, stock options which have exercise prices equal to the market price at the date of grant continue to reinforce the alignment between shareholder value and executive compensation by rewarding executives only if the stock price increases. The use of both performance shares and stock options provides a balanced approach to setting Total Compensation for our executive officers. The equity value for each executive officer was awarded 60% in the form of performance shares to reflect the primary importance of EPS growth and ROE, and 40% in the form of stock options to reflect the potential for share-price appreciation associated with our growth strategy.

        As noted in the Proxy Statement, the Compensation Committee set Mr. Peek’s target Total Compensation for 2006 based on its assessment of the compensation levels for chief executive officers in the relevant market. Our decision to award Restricted Stock Units (“RSUs”) to our CEO in early 2006 related to 2005 performance. As we disclosed in the Proxy Statement, the Compensation Committee determined at the end of 2005 that the pre-existing compensation guidelines established at the start of 2005 for Mr. Peek were not sufficiently aligned to the competitive market for CEO compensation that year, and that his Total Compensation should be increased. The Compensation Committee addressed this lack of alignment through the one-time RSU grant disclosed in the Proxy Statement. The compensation guidelines established at the start of 2006, and the resulting pay at the end of 2006, were aligned with the competitive market.

9.	We note your disclosure on page 18 regarding the performance share payouts. Please discuss how the committee determined the grants for each named executive officer and disclose the extent to which the performance targets were realized.

        The disclosed performance share payouts relate to awards granted during 2004 and reflect actual payouts of 150% of target based on the Company’s performance during the 2004-2006 performance share cycle. The performance goals and targets were approved by the Compensation Committee and set forth in the award documentation at the time of the awards in 2004.

        The 2004 performance share awards were paid out at the maximum 150% of target based on (1) final average return on common equity for the performance period of 15.87%, versus the required trigger for maximum payout of 13.5%, and (2) EPS growth for the performance period of 22.04%, versus the required trigger for maximum payout of 14%. The final results reflect the exclusion of certain noteworthy items from reported earnings solely for the purpose of the measurement against the required triggers for payout. These adjustments reflect management’s view of core and non-core earnings components. In addition, results exclude stock options expense that resulted from (or reflected) a change in the accounting rules that occurred subsequent to the award of the 2004 performance shares. Accordingly, the results used to measure performance under this plan do not conform to GAAP. Reconciliations to the non-GAAP financial measures applicable to historical operating results during the 2004-2006 performance period are disclosed in our Annual Report on Form 10-K. Adjustments reflected by non-GAAP measures are approved by the Board and Compensation Committee.

10.	We note the various arrangements you have with the named executive officers and various scenarios described in the sections starting on page 30. Please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. Also, provide analysis explaining why the termination and change-in-control severance arrangements contain the terms and payout levels set forth in your disclosure.

        The arrangements in place with our executive officers are aligned with our compensation philosophy disclosed in the Proxy Statement, based on competitive market practice, and centered on attracting and retaining our executive leadership. The Compensation Committee renegotiated Mr. Peek’s employment agreement during 2006. The Company believes that the current agreement, which is substantially similar to the agreement it replaced, is consistent with market practice and is necessary both to continue to retain the services of Mr. Peek and to afford him reasonable severance protection so that he can focus on realizing value for shareholders in change in control and other circumstances that could result in a loss of employment. The Compensation Committee is currently in the process of reviewing, in a similar manner, the agreements with other executive officers.

Benchmarking, page 19

11.	We refer to note one on page 19 and also to your statement that you “used published surveys from established compensation data providers to produce position-specific comparisons for [y]our executive officers.” Ensure that you have included the names of all of the companies that you considered for purposes of benchmarking the elements of your named executive officers’ compensation, including the companies listed in such surveys. In addition, please more specifically disclose how you used published surveys. See Regulation S-K Item 402(b)(1)(v) and (b)(2)(xiv).

The companies listed below were included in the general surveys that we utilized in 2006. These surveys were prepared by independent, third-party data providers and CIT does not determine which companies ultimately participate in the surveys. 19 of the 25 companies included in our peer group overlap with companies listed below. We note that five of the companies included in our peer group (Americredit, IndyMac, Banco Popular, Regions Financial, and Zions Bancorporation) inadvertently were omitted from the companies disclosed in the Proxy Statement.

• A.G. Edwards	• American Express Credit Card	• Ameriquest Mortgage Company
• AmSouth Bancorporation	• BB&T Corporation	• BMO Financial Group (Harris Bank)
• Capital One Financial Corporation	• Colonial Bank	• Comerica, Inc
• Compass Bank	• Countrywide Financial Corporation	• Cullen/Frost Bankers Inc.
• Discover Financial Services	• Federal Home Loan Bank of Atlanta	• Federal Reserve Bank of Boston
• Fifth Third Bancorp	• First Horizon National	• Fiserv
• Franklin Resources	• GMAC-RFG	• H&R Block
• HSBC Bank USA	• Huntington Bancshares Incorporated	• KeyCorp
• LaSalle Bank Corporation	• Loews	• M & T Bank Corporation
• Marshall & Ilsley Corp	• MasterCard	• Mellon Financial
• National City Corporation	• Navy Federal Credit Union	• Northern Trust Company
• Peoples Bank	• PNC Financial Services Group, Inc.	• Principal Financial
• SLM Corp	• Sovereign Bancorp, Inc.	• State Street
• SunTrust Banks, Inc.	• U.S. Bancorp	• UnionBanCal Corporation
• Wachovia Corporation	• Wells Fargo & Company	• World Savings

        Each compensation element for our executive officers is compared separately and in the aggregate to comparable information from publicly disclosed compensation data, as well as the published surveys. Historical pay practices for our executives are also compared to the market data we review.

Executive Compensation, page 21

Grants of Plan-Based Awards, page 23

12.	Refer to column (m) and its heading, Full Grant Date Fair Value ($). Please provide the column headings as they are set forth in the form table in Regulation S-K Item 402(d)(1).

        In future proxy materials, CIT will provide, as required, the column headings as they are set forth in the form table in Regulation S-K Item 402(d)(1).

Director Compensation page 37

13.	In note one to the table, where you explain the fees earned or paid column of the table, you show that Susan Lyne received $7,500 in cash and $32,500 in restricted stock. Yet you show in the fees earned or paid column only $7,500 as her pro-rated annual retainer. Please clarify whether the $32,500 in restricted stock Ms. Lyne elected to receive was a portion of her pro rata retainer earned for 2006 and, if it was, reflect this amount in the fees earned column. We also note your description of the restricted stock in note two to the table.

        CIT confirms that the $32,500 in restricted stock Ms. Lyne elected to receive was a portion of her pro rata retainer earned for 2006. Thus, the fees earned or paid column should reflect $40,000 for Ms. Lyne’s annual retainer.

Certain Relationships and Related Transactions, page 39

14.	Describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Regulation S-K Item 404(a). As part of your description, disclose the types of transactions covered by the policies and procedures, the persons responsible for applying those policies and procedures, whether your related party transaction policy and procedures are in writing, and, if not, how the policy and procedures are evidenced. See Regulation S-K Item 404(b)(1).

        Pursuant to CIT’s written Related Person Transactions Policy and the Charter of CIT’s Nominating and Governance Committee, the Nominating and Governance Committee (or its Chair) reviews and approves all transactions between CIT and any “related person” that are required to be disclosed pursuant to Commission Regulation S-K, Item 404. As required by our Related Person Transactions Policy, we survey directors and executive officers on an annual basis, and require new directors to complete a questionnaire before they are elected, to determine whether they have entered into any related person transactions. In addition, directors and executive officers are required to advise us prior to entering into new transactions between the annual surveys.

*  *  *

In responding to the Division’s Comments, CIT acknowledges that:

•	CIT is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	CIT may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions regarding CIT’s responses, or if you require additional information, please feel free to contact me at (973) 740-5664.

Very truly yours, Robert J. Ingato General Counsel CIT Group Inc.

Cc:	Jeffrey M. Peek Joseph M. Leone Kenneth J. Laverriere